Exhibit 99.28(h)(12)

Schedule A

Dated April 26, 2013
To The
Expense Limitation Agreement
Dated September 10, 2012
Between
Touchstone Strategic Trust and Touchstone Advisors, Inc.

Fund	Contractual Limit on Total Operating Expenses		Termination Date
Touchstone Small Cap Growth Fund Class A Class C Class Y Institutional	1.44 2.19 1.19 1.04	% % % %	April 27, 2014
Touchstone Small Company Value Fund Class A Class C Class Y Institutional	1.20 1.95 0.95 0.85	% % % %	November 29, 2013
Touchstone International Value Fund Class A Class C Class Y Institutional	1.36 2.11 1.11 0.96	% % % %	November 29, 2013
Touchstone Strategic Income Fund Class A Class C Class Y Institutional	0.94 1.69 0.69 0.59	% % % %	November 29, 2013

This Schedule A to the Expense Limitation Agreement is hereby executed as of the date first set forth above.

TOUCHSTONE STRATEGIC TRUST

By:	/s/Terrie A. Wiedenheft

TOUCHSTONE ADVISORS, INC.

By:	/s/Terrie A. Wiedenheft

By:	/s/Jill T. McGruder